Exhibit 99.1

Envigado, September 01, 2023

SHAREHOLDERS AGREEMENT BETWEEN COMPANHIA BRASILEIRA DE

DISTRIBUIÇÃO, CASINO GUICHARD PERRACHON AND OTHER COMPANIES OF THE

CASINO GROUP

Almacenes Éxito S.A. (the “Company” or “Éxito”) informs its shareholders and the market that today Companhia Brasileira de Distribuição (“GPA”), Casino Guichard Perrachon (“Casino”) and other companies controlled by Casino, deposited to the Company the shareholders’ agreement signed between said parties.

Due to the completion of the project disclosed to the market through the relevant information communications published on August 10, 2022, September 5, 2022, December 30, 2022, January 9, 2023, February 15, 2023, April 4, 2023, April 17, 2023, July 3, 2023, July 25, 2023, August 8, 2023, August 9, 2023, August 23, 2023, and August 25, 2023, GPA maintains a stake of approximately 13% in Éxito, and Casino, GPA’s controlling shareholder, holds a direct and indirect shareholding in Éxito of approximately 34% of the Company’s voting stock. In view of the foregoing, the Board of Directors of GPA approved the execution of a shareholders’ agreement between GPA, Casino, and other companies controlled by Casino, which contains certain corporate governance provisions, aiming at the continuity of the Casino Group’s control over Éxito, as well as certain principles and procedures aimed at coordinating and optimizing any future disposal of the respective stakes in Éxito (the “Shareholders’ Agreement”).

Likewise, in line with what was disclosed to the market on August 9, 2023, the Shareholders’ Agreement contains, among others, the following resolutions:

●	with respect to corporate governance: (i) for any renewal or replacement of members of the Board of Directors, GPA agrees to vote in favor of the candidate(s) nominated by Casino (nomination that will be made after consultation with the GPA); (ii) for other Board of Directors or shareholder matters, GPA agrees to align its vote (and make reasonable efforts to have the directors nominated by the GPA to align their votes, as applicable) with the vote of Casino (or the directors nominated by Casino, as applicable), whose position shall be determined after consultation with GPA; and (iii) for any vote relating to (a) the appointment of Éxito’s Chief Financial Officer, and (b) any decision on dividends that differs significantly from past practices, the Casino Group’s position will be determined by Casino and GPA jointly, with escalation to the respective Chief Executive Officer in the event of disagreement; and

●	the Shareholders’ Agreement contains the following customary clauses with respect to transfer of shares: (i) drag-along rights on behalf of Casino over GPA’s stake triggered by an offer by a third party for Casino’s entire stake in Éxito; (ii) proportional tag-along rights on behalf of GPA in the event of an offer by a third party for all or part of Casino’s stake in Éxito; and (iii) right of first refusal on behalf of Casino in the event of a decision by GPA to sell all or part of its Éxito securities, the exercise of which is conditioned upon the price not being lower than the weighted average of the market price of Éxito securities over the previous ten (10) trading days and being paid exclusively in cash.

A copy of the Shareholders’ Agreement and its version translated into Portuguese is available for consultation at the CVM and on the Éxito’s investor relations website.